UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced its updated 2005 and 2006 financial projections.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 1, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, June 1st, 2005

ANGIOTECH UPDATES 2005 AND 2006 FINANCIAL OUTLOOK

VANCOUVER, June 1, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced its updated 2005 and 2006 financial projections. These will be presented at its annual analyst meeting tomorrow in New York City where Angiotech will be providing updates with respect to clinical, corporate development and financial plans.

As previously disclosed and discussed on prior investor conference calls, the majority of Angiotech’s total revenue in 2005 and 2006 will be comprised of royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by our partner Boston Scientific Corporation (BSC). As a result, Angiotech’s revenue, net income and earnings per share (EPS) results are sensitive to coronary drug-eluting stent market share fluctuations and the resulting revenue results achieved by BSC.  It is Angiotech’s practice to provide guidance on budgeted operating expenses and clinical development timelines for key product development programs, and to provide investors with a framework for determining Angiotech’s potential revenue and adjusted EPS outcomes based on results or guidance announced by BSC.  Today Angiotech reaffirmed its previous guidance with respect to anticipated expenses and clinical timelines for 2005 and 2006, and updated its potential revenue and adjusted EPS outlooks for 2005 and 2006.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

For the current fiscal year ending December 31, 2005, Angiotech updated its revenue and adjusted EPS outlooks to reflect recently revised financial guidance announced by its partner Boston Scientific Corporation (BSC).  The updated total revenue goals for 2005 range between $205 and $212 million.  These goals include estimated royalty revenues derived from estimated BSC worldwide paclitaxel-eluting coronary stent sales of approximately $2.6 billion to $2.8 billion, and have been adjusted to exclude non-recurring milestone revenue amounts.  Net income for 2005 is expected to range between $0.92 and $0.95 of adjusted earnings per share (diluted), excluding any special items, representing a 48% to 53% increase as compared to $0.62 adjusted earnings per share reported for 2004.  These 2005 updates provided assume budgeted expenses for the balance of 2005 consistent with previous guidance.

Total revenue goals for 2006 range between $235 million and $255 million.  These goals include estimated royalty revenues, which are derived from BSC’s recent guidance of worldwide paclitaxel-eluting coronary stent sales of approximately $3.1 billion to $3.3 billion.  Net income for 2006 is expected to range between $1.05 and $1.15 adjusted earnings per share (diluted), in line with the current First Call median of analyst estimates.  These updated figures are derived utilizing the following key assumptions:

•

Drug-eluting stent 2006 total market size in the United States of approximately $3.6 to $3.7 billion;

•

Paclitaxel-eluting coronary stent 2006 market share in the United States of approximately 55% to 65% achieved by BSC;

•

BSC paclitaxel-eluting coronary stent market launch in Japan in H2 2006;

•

Revenue from sources other than paclitaxel-eluting stent royalties of $35 to $40 million, including the potential revenue contribution of the launch of our paclitaxel-eluting vascular wrap product in the European Union in the second half of 2006, and continued anticipated growth in VITAGEL™ product sales by our partner Orthovita Inc.;

•

2006 anticipated total operating expenses (as adjusted to exclude depreciation, amortization and stock-based compensation expenses) of:

o

$30.5 to $32 million in royalty expenses, which correlate directly with the amount of paclitaxel-eluting stent revenues received from BSC;

o

$7 to $7.5 million in cost of goods sold related to product sales, including sales of the paclitaxel-eluting vascular wrap in the European Union;

o

$15 to $17 million in budgeted expenses for research;

o

$20 to $23 million in budgeted expenses for product development, with increases as compared to 2005 primarily related to expected expenditure growth associated with incremental human clinical studies expected to commence in 2006;

o

$5.5 to $7 million of sales and marketing related expenses related to the anticipated launch and direct sales of our paclitaxel-eluting wrap product in the European Union;

o

$24 to $25 million in budgeted expenses for general and administrative activities.

“We expect to continue to derive significant revenue and operating cash flow from the paclitaxel-eluting stent franchise during 2005, 2006 and beyond, driven by the projected 2006 BSC product approval in Japan and multiple next generation products from BSC,” said David M. Hall, Chief Financial Officer of Angiotech.  “We will continue to leverage the strong operating cash flow we derive from the stent franchise to move our expanding portfolio of new product opportunities closer to commercialization.  With our increasingly strong financial position, we intend to retain the majority of value from selected pipeline programs, and to acquire or build appropriate commercial infrastructure in our therapeutic verticals of interest.  In addition, we plan to further expand our revenue opportunities through our ongoing out-licensing program with development stage life-sciences companies.”

Selected estimates, specifically the adjusted EPS estimates, discussed in this press release use non-GAAP or adjusted measures that exclude certain items.  Non-GAAP or adjusted financial information may exclude such items as charges related to purchased in-process research and development, acquisition-related amortization charges, stock-based compensation expenses and certain foreign exchange fluctuations related to the Company’s domiciling of cash balances.  Management uses this financial information to establish operational goals, and believes that non-GAAP or adjusted financial information may assist investors in analyzing the underlying trends in the Company’s business over time.  Investors should consider these non-GAAP or adjusted measures in addition to, not as a substitute for, or as superior to, financial information prepared in accordance with GAAP.  Further disclosure regarding this non-GAAP presentation is contained in Angiotech’s historical quarterly earnings press releases, which can be viewed by visiting our website at www.angiotech.com.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12

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